Exhibit 99.1

PDC ENERGY, INC.
2019 PERFORMANCE SHARE AGREEMENT
This Performance Share Agreement (hereinafter referred to as the "Agreement") dated February 20, 2019 is by and between PDC Energy. Inc., a Delaware corporation (hereinafter referred to as the "Company") and _________________ (hereinafter referred to as "Executive").
ARTICLE 1
PURPOSE OF AGREEMENT
1.1    Purpose of Grant. Pursuant to the Company's Amended and Restated 2010 Long-Term Equity Compensation Plan (hereinafter referred to as the "Plan") and subject further to the terms and conditions herein set forth, the Company and Executive enter into this Agreement pursuant to which the Executive may earn Performance Shares. Each Performance Share represents the value of one share of $0.01 par value common stock of the Company. Upon the Company's achievement of pre-determined objectives for a specified performance period (hereinafter referred to as the "Performance Period"), the Company will distribute to the Executive a number of Shares equal to the number of Performance Shares earned by the Executive for the Performance Period, or a cash payment equal to the Fair Market Value of such number of Shares.
1.2    Committee Authority. The Plan is administered by the Compensation Committee of the Board (hereinafter referred to as the "Committee"). Under the Plan, the Committee has, among its other powers, the authority to determine the final payout under the Agreement.
ARTICLE 2
PERFORMANCE CONDITIONS
2.1    Performance Period. Pursuant to this Agreement, the Performance Period will be the three-year period beginning January 1, 2019 and ending on December 31, 2021.
2.2    Performance Award. Executive has a target of _______ Performance Shares (hereinafter referred to as the "Target Award") for the Performance Period. The range of Performance Shares which may be earned by the Executive for the Performance Period is -0- to [Insert number equal to 200% of Target Award].
2.3    Performance Metric. Except as otherwise provided in this Agreement, Awards of Performance Shares will be paid out to the Executive, if at all, following the close of the Performance Period based generally upon Total Shareholder Return ("TSR") of the Company

14570858.1

relative to TSR for the Peer Companies (defined below) for such Performance Period (the "Performance Metric").
2.4    Total Shareholder Return (TSR). For purposes of the Performance Metric, except as otherwise provided in this Agreement, TSR for a company, including the Company, will be a percentage equal to (x) the “Performance Period Value Change” (as defined below) divided by (y) the “Beginning Value” (as defined below).
(a)    “Performance Period Value Change” shall mean:
(i)    Average Share Price for the last twenty (20) business days of the Performance Period, minus
(ii)    Beginning Value,
plus
(iii)    Dividends (cash or stock based on ex-dividend date) paid per share of company common stock over the Performance Period.
(b)    “Beginning Value” shall mean the Average Share Price for the twenty (20) business days preceding the beginning of the Performance Period.
2.5    Average Share Price. For purposes of determining the TSR used in the Performance Metric, the "Average Share Price" means the average daily closing price of the shares on the NASDAQ Global Select Market (or if the company is not listed on the NASDAQ Global Select Market, then on the principal securities exchange on which such shares are tracked) as published by a reputable source over the relevant measuring period.
2.6    Peer Companies. For purposes of the Performance Metric for the relevant Performance Period, "Peer Companies" means the companies listed on Schedule A. In the event a Peer Company ceases to be publicly traded at any point during the Performance Period, the Committee shall have full discretion to take any action it deems necessary or advisable in its sole and absolute discretion in order to preserve the integrity of the Performance Metric and the incentive intended by this Agreement, including, but not limited to, determining whether the Peer Company will be replaced with a new Peer Company, dropping such Peer Company from the list of Peer Companies and calculating the Performance Metric without designating a replacement, treating the Peer Company as being ranked in last place on the TSR list for the Performance Period (e.g. for bankrupt or other delisted companies), or determining an alternate method of calculating TSR for such Peer Company (e.g. by calculating TSR through the date of acquisition of such Peer Company, and then assuming TSR for the remainder of the period is determined based on an index). The Committee need not take the same action with respect to all Peer Companies that cease to be publicly traded during the Performance Period.
2.7    Award Determination.
(a)    General. At the end of the Performance Period, the Peer Companies and the Company shall be ranked together based on their TSR for the Performance Period with the highest TSR being number 1 and the lowest TSR being the number of Peer Companies, including the Company, remaining in the group at the end of the Performance Period. Based on the Company's relative TSR rank among the Peer Companies for the Performance Period, Executive will have earned Performance Shares as determined by the Company's rank as follows:

•	If the Company is ranked at or above the 90th percentile of the Peer Companies, including the Company, 200% of the Target Award

•	If the Company is ranked at the 50th percentile or median of the Peer Companies, including the Company, 100% of the Target Award

•	If the Company is ranked at the 25th percentile of the Peer Companies, including the Company, 50% of the Target Award

•	If the Company is ranked below the 25th percentile of the Peer Companies, including the Company, no award will be paid

If the Company is ranked between any of these payout levels, the percentage multiple of the Target Award will be interpolated based on the actual percentile ranking of the Company (rounded to the nearest whole percentile) in relation to the payout levels.
(b)    Cap if TSR is Negative. Notwithstanding Section 2.7(a), if the Company's overall TSR is negative for the Performance Period, then the number of Performance Shares earned will be the lesser of (i) one hundred percent (100%) of the Target Award, or (ii) the number of Performance Shares determined in accordance with Section 2.7(a) based on the Company’s relative TSR rank during the Performance Period.
(c)    Floor if TSR Meets Minimum Level. Notwithstanding Section 2.7(a), if the Company's TSR over the Performance Period is at least 52.0875% (i.e. 15% annualized), then the number of Performance Shares earned will be the greater of (i) 50% of the Target Award, or (ii) the number of Performance Shares determined in accordance with Section 2.7(a) based on the Company’s relative TSR rank during the Performance Period.

2.8    Termination of Continuous Service Prior to End of Performance Period.
[(a)    Voluntary or Involuntary Termination Prior to Change in Control. If the Executive voluntarily terminates Continuous Service or if the Company terminates the Executive's Continuous Service during the Performance Period, in either case before a Change in Control, all Performance Shares will be immediately forfeited.] [ALTERNATIVE 1 – FOR EXECUTIVES WITH EMPLOYMENT AGREEMENTS.]
[(a)    Voluntary or Involuntary Termination Prior to Change in Control.
(i)    General. Except as provided below, if the Executive voluntarily terminates Continuous Service or if the Company terminates the Executive's Continuous Service during the Performance Period, in either case before a Change in Control, all Performance Shares will be immediately forfeited. If Executive remains in Continuous Service throughout the Performance Period, the Performance Shares shall vest and be earned as stated in Section 2.3 – 2.7 above based on the relative TSR of the Company.
(ii)    Termination without Cause; Resignation for Good Reason prior to a Change in Control. Notwithstanding the foregoing, in the event that prior to a Change in Control Executive’s Continuous Service is terminated by the Company without “Cause” or by Executive for “Good Reason” (each as defined in the Company severance plan in which Executive is a participant), then the Executive may be eligible to receive payment of all or a portion of the Performance Shares, if any, that Executive would have received at the end of the Performance Period (based on achievement of the Performance Metric) had Executive not terminated Continuous Service (the “Potential Shares”). Within forty-five days of the date of termination, the Committee shall determine, in its sole and absolute discretion, the portion, if any, of the Potential Shares that Executive shall be entitled to receive, which determination shall be based on such factors as the Committee deems relevant, including, but not limited to, the length of Executive’s Continuous Service during the Performance Period and the circumstances surrounding Executive’s termination. Notwithstanding the foregoing, the Committee shall maintain discretion at any time prior to payment to reduce or eliminate the payment to which Executive is otherwise due based on Executive’s failure to comply with any post-termination restrictive covenants.] [ALTERNATIVE 2 – FOR EXECUTIVES IN THE SEVERANCE PLAN.]
(b)    Death or Disability prior to a Change in Control. Notwithstanding Section 2.8(a):
(i)    Disability. In the event of the Disability of the Executive during the Performance Period but before a Change in Control, the Executive will receive a number of Performance Shares based on actual results at the end of the Performance Period.

(ii)    Death. In the event of the death of the Executive during the Performance Period but before a Change in Control, the Performance Period will be deemed to have ended as of the date of death, and the Executive will be entitled to receive (i) if the death occurs during the first two (2) years of the Performance Period, one hundred percent (100%) of the Target Award, and (ii) if the death occurs after the first two (2) years of the Performance Period, a number of Performance Shares based on actual results through the date of death with the Performance Metric calculated by reference to the Average Share Price for the twenty (20) business days prior to the date of death.
(c)    Continuous Service. For purposes of this Agreement, the term “Continuous Service” shall mean Executive’s uninterrupted service to the Company or an Affiliate as an Employee, Non-Employee Director, or consultant. The Committee shall determine in its discretion whether and when Executive’s Continuous Service has ended (including as a result of any leave of absence); provided, however, that Executive’s Continuous Service shall not be deemed to have ended in the event Executive retires or otherwise terminates as an Employee but continues to perform services as a Non-Employee Director or consultant.
2.9    Payment of Performance Shares.
(a)    Performance Shares earned for the Performance Period will be paid to the Executive only following the Committee's formal review and certification of the actual TSR performance results for the Performance Period, which formal review and certification shall occur in time for payout to occur at the times set forth below.
[(b)    Performance Shares payable to an Executive pursuant to Section 2.3 or 2.8(b)(i) following the close of the Performance Period will be paid in a lump sum to the Executive within seventy-four (74) days following the close of the Performance Period.] [ALTERNATIVE 1 – FOR EXECUTIVES WITH EMPLOYMENT AGREEMENTS.]
[(b)    Performance Shares payable to an Executive pursuant to Section 2.3, 2.8(a), or 2.8(b)(i) following the close of the Performance Period will be paid in a lump sum to the Executive within seventy-four (74) days following the close of the Performance Period.] [ALTERNATIVE 2 – FOR EXECUTIVES IN THE SEVERANCE PLAN.]
(c)    Performance Shares payable to an Executive pursuant to Section 2.8(b)(ii) will be paid in a lump sum to the Executive within seventy-four (74) days following the date of death.
(d)    Payment in respect of earned Performance Shares pursuant to this Section 2.9 shall be made by distributing a number of Shares of stock equal to the number of Performance Shares earned, or through payment of cash equal to the Fair Market Value of such number of Shares determined as of the date on which the Executive earned the Performance Shares (i.e. the last day of the Performance Period, the date of death, or the date of the Change in Control, as applicable), or any combination thereof, as determined by the Committee in its sole discretion.
2.10    Change in Control. In the event of a Change in Control prior to the end of the Performance Period, the Committee shall first determine the number of Performance Shares to which the Participant would be entitled based on actual results through the date of the Change in Control, with the Performance Metric calculated by reference to the Average Share Price for the twenty (20) business days prior to the Change in Control (the number of Performance Shares determined pursuant to the foregoing being the “CIC Calculated Shares”). The CIC Calculated Shares shall initially be unvested and shall vest in full on the last day of the originally scheduled Performance Period provided that Executive remains in Continuous Service throughout the remainder of such Performance Period. [In the event Executive’s Continuous Service terminates prior to the end of the Performance Period because of the Executive’s death, Disability (including any termination on account of Disability that occurred prior to the Change in Control), termination by the Company without Cause, or termination by the Executive for Good Reason, the CIC Calculated Shares shall immediately vest in full on the later of (i) the date of termination, or (ii) the date of the Change in Control.] [ALTERNATIVE 1 – FOR EXECUTIVES WITH EMPLOYMENT AGREEMENTS.] [In the event Executive’s Continuous Service terminates prior to the end of the Performance Period (including any termination that occurred prior to the Change in Control) because of the Executive’s death, Disability, termination by the Company without Cause, or termination by the Executive for Good Reason, the CIC Calculated Shares shall immediately vest in full on the later of (i) the date of termination, or (ii) the date of the Change in Control.] [ALTERNATIVE 2 – FOR EXECUTIVES IN THE SEVERANCE PLAN.] In the event Executive’s Continuous Service terminates for any other reason, the CIC Calculated Units shall be forfeited immediately. Vested CIC Calculated Shares shall be paid within seventy-four (74) days following the date on which they become vested, by distributing to the Participant a number of Shares of stock equal to the number of CIC Calculated Shares earned, or through payment of cash equal to the Fair Market Value of such number of Shares determined as of the date on which the Executive vested in the CIC Calculated Shares (i.e. the last day of the Performance Period, or the date of termination of Continuous Service or Change in Control, as applicable), or any combination thereof, as determined by the Committee in its sole discretion. Notwithstanding the foregoing, in the event the Shares of the Company cease to be outstanding or publicly traded as a result of the Change in Control, the Committee shall make such adjustments as it deems necessary or appropriate in its sole and absolute discretion in order to preserve the incentive intended under this Agreement, including, but not limited to, providing that the payout of the CIC Calculated Shares shall be made solely in cash or other property (or any combination thereof) and that such payout shall be determined by reference to any of the following: (i) the Fair Market Value of the Company’s Shares as of the date of the Change in Control, (ii) the consideration received in the Change in Control transaction, (iii) securities of the acquirer or any parent or other affiliate thereof, or (iv) such other metric as the Committee may determine in its discretion.
2.11    Tax Withholding. Executive shall make arrangements with the Company to satisfy all applicable income and employment tax withholdings that may result from the issuance of Shares or the payment of cash hereunder, which withholdings may, if payment under Section 2.9 or 2.10 is made all or in part through the issuance of Shares, be satisfied (at the election of Executive made prior to the payment date): (i) by Executive paying to the Company directly in cash the amount of such withholdings, (ii) by having the Company withhold from Shares paid to Executive a number of Shares necessary to satisfy such tax withholding obligations, or (iii) by a combination of the foregoing methods; provided, however, that in the absence of an affirmative election by Executive prior to the payment date, the Company shall satisfy such tax obligations pursuant to subsection (ii), above. In addition, to the extent provided by the Plan, the Executive may elect to have the Company perform additional voluntary tax withholding through the withholding of Shares up to the maximum statutory tax rates in the Executive’s applicable jurisdictions.
2.12    Dividend Equivalents. Executive shall be entitled to a cash payment with respect to each Performance Share earned and payable under this Agreement in an amount equal to the ordinary cash dividends that would have been payable to Executive had Executive been the owner of an actual Share of stock (as opposed to a Performance Share) from the first date of the Performance Period through the date the Performance Share is paid. Such cash payment shall be made in a single lump sum on the date on which payment is made in respect of the related Performance Share.
2.13    Stockholder Rights. An Executive will not have any voting or other stockholder rights with respect to any Performance Shares. Executive shall have full stockholder rights with respect to any Shares issued as payment for Performance Shares.
2.14    Fractional Shares. The Company will not be required to issue any fractional Shares pursuant to this Agreement. The Committee may provide for the elimination of fractions or for the settlement of fractions in cash.
ARTICLE 3
GENERAL
3.1    Capitalized Terms. All capitalized terms shall have the meeting ascribed to them under this Agreement or, if not otherwise defined in this Agreement, then such capitalized terms will have the meaning ascribed to them under the Plan.

3.2    Construction. The provisions of this Agreement will be construed in a manner consistent with the Plan. In the event of any inconsistency between the terms of the Agreement and the terms of the Plan, the terms of the Plan will control.
3.3    Compliance with Section 409A of the Internal Revenue Code. This Agreement and all payments made hereunder are intended to be exempt from or to comply with the requirements of Section 409A of the Code and this Agreement shall be interpreted accordingly.
3.4    Consent Relating to Personal Data. Executive voluntarily acknowledges and consents to the collection, use, processing and transfer of personal data as described in this Section even though Executive is not obliged to consent to such collection, use, processing and transfer of personal data. The Company and its subsidiaries hold, for the purpose of managing and administering the Plan, certain personal information about Executive, including Executive’s name, home address and telephone number, date of birth, social security number or other employee identification number, salary, nationality, job title, any Shares or directorships held in the Company, details of all equity awards or any other entitlement to Shares awarded, canceled, purchased, vested, unvested or outstanding in Executive’s favor (“Data”). The Company and/or its subsidiaries will transfer Data among themselves as necessary for the purpose of implementation, administration and management of Executive’s participation in the Plan and the Company and/or any of its subsidiaries may each further transfer Data to any third parties assisting the Company in the implementation, administration and management of the Plan. These recipients may be located throughout the world, including the United States. Executive authorizes them to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing Executive’s participation in the Plan, including any requisite transfer of such Data as may be required for the administration of the Plan and/or the subsequent holding of Shares on Executive’s behalf to a broker or other third party with whom Executive may elect to deposit any Shares acquired pursuant to the Plan. Executive may, at any time, review Data, require any necessary amendments to it or withdraw the consents herein in writing by contacting the Company.
3.5    Other Employee Benefits. Except as specifically provided otherwise in any relevant employee benefit plan, program, or arrangement, any amounts payable hereunder are not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.
3.6    Electronic Delivery. EXECUTIVE HEREBY CONSENTS TO ELECTRONIC DELIVERY OF THE PLAN, AND ANY DISCLOSURE OR OTHER DOCUMENTS RELATED TO THE PLAN, INCLUDING FUTURE GRANT DOCUMENTS (COLLECTIVELY, THE “PLAN DOCUMENTS”). THE COMPANY WILL DELIVER THE PLAN DOCUMENTS ELECTRONICALLY TO EXECUTIVE BY E-MAIL, BY POSTING SUCH DOCUMENTS ON

ITS INTRANET WEBSITE OR BY ANOTHER MODE OF ELECTRONIC DELIVERY AS DETERMINED BY THE COMPANY IN ITS SOLE DISCRETION. EXECUTIVE ACKNOWLEDGES THAT HE OR SHE IS ABLE TO ACCESS, VIEW AND RETAIN AN E-MAIL ANNOUNCEMENT INFORMING EXECUTIVE THAT THE PLAN DOCUMENTS ARE AVAILABLE IN EITHER HTML, PDF OR SUCH OTHER FORMAT AS THE COMPANY DETERMINES IN ITS SOLE DISCRETION.
3.7    Notices. Any notice required or permitted to be given hereunder shall be in writing and shall be given by hand delivery, by e-mail, by facsimile, or by first class registered or certified mail, postage prepaid, addressed, if to the Company, to its Corporate Secretary, and if to Executive, to Executive’s address now on file with the Company, or to such other address as either may designate in writing. Any notice shall be deemed to be duly given as of the date delivered in the case of personal delivery, e-mail, or facsimile, or as of the second day after enclosed in a properly sealed envelope and deposited, postage prepaid, in a United States post office, in the case of mailed notice.
3.8    Amendment. This Agreement may be amended by the Committee at any time without Executive’s consent if such amendment does not reduce the benefits to which Executive was entitled. In all other cases, this Agreement may not be amended or otherwise modified unless evidenced in writing and signed by the Company and Executive.
3.9    Construction; Severability. The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision hereof, and each other provision hereof shall be severable and enforceable to the extent permitted by law.
3.10    Waiver. Any provision contained in this Agreement may be waived, either generally or in any particular instance, by the Committee appointed under the Plan, but only to the extent permitted under the Plan.
3.11    Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Company and to Executive and their respective heirs, executors, administrators, legal representatives, successors and assigns.
3.12    Rights to Employment. Nothing contained in this Agreement shall be construed as giving Executive any right to be retained in the employ of the Company and this Agreement is limited solely to governing the parties’ rights and obligations with respect to the Performance Shares.
3.13    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without regard to the choice of law principles thereof.

3.14    Company Policies to Apply. The sale of any Shares received as payment hereunder is subject to the Company’s policies regulating securities trading by employees, all relevant federal and state securities laws and the listing requirements of any stock exchange on which the shares of the Company’s Common Stock are then traded. In addition, Executive’s participation in the Plan and receipt of remuneration as a result of the Performance Shares is subject in all respects to any Company compensation clawback policies that may be in effect from time to time.

IN WITNESS WHEREOF, the Company and Executive hereby execute this Agreement to be effective as of the day and year first above written.
ATTEST:
[Corporate Seal]                PDC ENERGY, INC.

By:

Sue Sander                    __________________________

Date:_____________________________________

EXECUTIVE

Witness                    Signature

Date:

Please sign, date and return the signed agreement immediately to Kara Ullrich. If you are not in the office, please fax or email by PDF immediately to Kara Ullrich.

SCHEDULE A
PEER COMPANIES
The following 14 companies compromise the Peer Companies for the 2019 – 2021 Performance Period:

•	Callon Petroleum Company (CPE)

•	Carrizo Oil & Gas Inc. (CRZO)

•	Centennial Resource Development Inc. (CDEV)

•	Cimarex Energy Co. (XEC)

•	Extraction Oil and Gas, Inc. (XOG)

•	Jagged Peak Energy Inc. (JAG)

•	Laredo Petroleum Holdings, Inc. (LPI)

•	Matador Resources Company (MTDR)

•	Oasis Petroleum Inc. (OAS)

•	Parsley Energy, Inc. (PE)

•	QEP Resources, Inc. (QEP)

•	SM Energy Company (SM)

•	SRC Energy Inc. (SRCI)

•	WPX Energy, Inc. (WPX)